FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in the Securities Registry with Nº 42

Santiago, October 26, 2010

Mr.
Superintendent of Securities and Insurance:
PRESENT

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (the “Company”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby inform to you the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

On the date hereof, the board of directors of the Company has learned of the approval, by its subsidiary Paneles Arauco S.A., of the “Teno MDP Panels Plant” project, which is located in Commune de Teno, Provincia de Curicó, VII Región del Maule.

Such project consists of the construction and operation of a plant that will develop MDP (medium density particles) panels or boards. The annual productive capacity of the project is estimated at 300,000 cubic meters of finished product, of which approximately 250,000 cubic meters will be coated with melamined paper.

It is estimated that the Project will generate employment for an average of 350 persons (up to a maximum of 600 persons) during the construction phase and for an average of 300 persons during its operating phase.

The execution of this Project will require an approximate investment of U.S.$110,000,000, which will be financed from our own resources.

Arauco estimates that this transaction will have positive effects in the Company’s results, despite the fact that these effects are currently not quantifiable.

Sincerely yours,

/s/ Matías Domeyko Cassel
CELULOSA ARAUCO Y CONSTITUCIÓN S.A.
Matías Domeyko Cassel
Chief Executive Officer

cc: Bolsa de Comercio de Santiago
La Bolsa No. 64,
Santiago

Bolsa Electrónica de Chile, Bolsa de Valores
Huérfanos 770, piso 14,
Santiago

Bolsa de Corredores, Bolsa de Valores Valparaíso
Casilla 218-V,
Valparaíso

Representative of the Bondholders (Banco Santander Chile)
Bandera 140,
Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   November 9, 2010                                                              By:          /s/ Robinson Tajmuch V.
Name:  Robinson Tajmuch V.
Title:    Comptroller Director